

June 10, 2010

Mr. Andrew J. Schenker
Chief Executive Officer
Thrive World Wide, Inc.
638 Main St.
Lake Geneva, WI 53147

> **Re: Thrive World Wide, Inc.**
> **Form 8-K**
> **Filed May 27, 2010**
> **File No. 0-53880**

Dear Mr. Schenker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed May 27, 2010

1.   Our records show your file number as 000-53880 rather than 0001333675 that appears on the cover page. Please revise to include the correct file number.

2.   Please be advised that the disclosure made in Section 8 should have been filed under Section 4 – Matters Related to Accountants and Financial Statements, Item 4.01 Changes in Registrant's Certifying Accountant. Please file an amendment to provide the required disclosures under Item 4.01 and properly tag the filing in Edgar.

3.   Please revise the fifth paragraph to disclose that you actually engaged Aaron Stein CPA as your new independent accountant on May 24, 2010 and that the engagement was approved by the board of directors acting in the capacity of an audit committee. Please refer to paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

4.	Please revise all references to Regulation S-B to refer to the appropriate items in Regulation S-K. Regulation S-B was removed and reserved by Release No. 33-8876 effective February 4, 2008.

5.	We note that Exhibit 99.03 listed in the Exhibit Index was not filed. Please file the exhibit or revise the Exhibit Index accordingly.

6.	Please file Exhibit 99.01 as Exhibit 16.1. Please refer to paragraph (b)(16) of Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief